UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-57494

Wholesale Auto Receivables Corporation
On Behalf Of
Superior Wholesale Inventory Financing Trust IX
(Exact name of registrant as specified in its charter)

C/O General Motors Acceptance Corporation
200 Renaissance Center, P.O. Box 200, Detroit, MI 48265-2000 (313) 556-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Superior Wholesale Inventory Financing Trust IX
Floating Rate Asset-Backed Term Notes, Series 2004-A
Floating Rate Asset-Backed Certificates, Class 2004-A
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 35

Pursuant to the requirements of the Securities Exchange Act of 1934 Wholesale Auto Receivables Corporation on behalf of Superior Wholesale Inventory Financing Trust IX has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 31, 2005	By: /s/ Linda K. Zukauckas Linda K. Zukauckas, Vice President and Corporate Controller